UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒Form 10-Q ☐ Form 10-D ☐  Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bonamour Pacific, Inc.

Full Name of Registrant

Former Name if Applicable

5910 N. Central Expressway, Suite 900

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75206

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bonamour Pacific, Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q for the three months ended September 30, 2012 (“Quarterly Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Quarterly Report, including, without limitation, the Company’s financial statements for the three months ended September 30, 2012.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nathan Halsey	(214)	855-0808
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒    No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2012 and 2011, the Company’s had no revenue.  For the three months ended September 30, 2012, the Company had operating expenses totaling $21,151 compared to $39,252 for the same period in 2011, a decrease of $18,101.  This change is primarily a result of a $20,173 reduction of legal fees, the majority of which was associated with the change of control the Company underwent in June 2011.

For the nine months ended September 30, 2012 and 2011, the Company’s had no revenue. For the nine months ended September 30, 2012, the Company had operating expenses totaling $68,372 compared to $282,056 for the same period in 2011, a decrease of $213,684. This change is primarily a result of the elimination costs associated with the change of control the Company underwent in June 2011.

Bonamour Pacific, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2012	By:	/s/ Nathan Halsey
Name: Nathan Halsey
Title: Chief Executive Officer